J.P. MORGAN SECURITIES INC.

c/o J.P. Morgan Securities Inc.
277 Park Avenue
New York, NY 10172

April 7, 2006

Re:	Vanda Pharmaceuticals Inc.
Registration Statement on Form S-1
Registration File No. 333-130759

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir/Madam:

     In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Vanda Pharmaceuticals Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. (New York time) on Tuesday, April 11, 2006, or as soon thereafter as practicable.

      Pursuant to Rule 460 under the Act, please be advised that between March 28, 2006 and April 6, 2006, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated March 28, 2006 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	3,074
Dealers	173
Institutions	3,621
Others	2,148
Total	9,016

     In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Securities and Exchange Commission	2	April 7, 2006

Very truly yours,

J.P. MORGAN SECURITIES INC.

Acting severally on behalf of themselves
and the several Underwriters

By: J.P. Morgan Securities Inc.

By:	/s/ Richard Sesny

	Name:	Richard Sesny
	Title:	Vice President